CONFIDENTIAL

January 3, 2012

National Holdings Corporation
Board of Directors
c/o Michael Weiss, Chairman
120 Broadway, 27th Floor
New York, NY 10271

Subject:	Investment in National Holdings Corporation by COR Securities Holdings, Inc.

Dear Chairman Weiss:

We are pleased to submit this letter (the “Letter”) to set forth certain nonbinding understandings and binding agreements between COR Securities Holdings, Inc. (“COR” or the “Investor”) and National Holdings Corporation (“National Holdings” or the “Company”) relating to, amongst other things, a $10 million investment by COR into preferred equity securities issued by National Holdings (the “Proposed Transaction”).  The precise structure and terms of the transaction will be addressed and resolved, jointly, in connection with the execution of the Definitive Agreement described below.  This letter supersedes our prior investment proposals, which have expired on their terms.

We believe this transaction represents a compelling opportunity for National Holdings and its shareholders.  Upon the closing of the transaction, National Holdings will be well positioned to execute its growth mandate in a profitable, sound manner.  National Holdings’ capital structure will be strengthened National Holdings will be able to meet its near term debt repayment obligations and begin the important process of simplifying National Holdings’ capital structure.  As part of the Proposed Transaction, National Holdings will receive new growth capital to enable it to pursue its business plan.  Additionally, National Holdings will be placed on much firmer long-term footing with room to issue debt when appropriate to finance future growth.

Following the Closing of this transaction, National Holdings will have solved its most pressing issues and will be well positioned for growth with (i) available working capital to fund organic and acquisitive growth;  (ii) a simplified capital structure with room to raise additional debt; (iii) increased cash flow due to the elimination of cash interest expense; (iv) sufficient regulatory capital to more efficiently fund operations, including market making, underwriting, and broker inducements / capital expenses; and (v) a strong, well-respected financial sponsor whose interests are aligned with those of shareholders.  We envision the execution of definitive agreements prior to February 28, 2012.

PART I – NON BINDING PROVISIONS

The following numbered paragraphs set forth in Part I of this Letter (collectively, the “Nonbinding Provisions”) reflect our mutual understanding of the matters described in them, and are not intended to create or constitute any legally binding agreements between the Investor and Company with respect to the Proposed Transaction or otherwise, and neither Investor nor Company shall have any liability to the other party with respect to the Nonbinding Provisions.  If a form of definitive purchase agreement and other related documents (the “Definitive Agreement”) is not prepared, authorized, executed or delivered for any reason with respect to the Proposed Transaction, no party to this Letter shall have any liability to any other party to this Letter based upon the Nonbinding Provisions.

1. Execution of Definitive Agreement.  Investor and Company will negotiate in good faith to approve a Definitive Agreement setting forth in detail the terms and conditions governing the Proposed Transaction, which terms and conditions will not be materially inconsistent with this Letter.  If Investor and Company are unable to negotiate and prepare a mutually agreeable Definitive Agreement within forty five (45) days following the date this Letter was signed by Seller, and this Letter is not extended by written agreement, this Letter will terminate and neither Investor nor Company will have any further obligations or liability under this Letter, except with respect to Part II, paragraphs 5, 6, 8, 9 and 10.  The execution date of the Definitive Agreement shall be the “Execution Date”.

2. Purchase Price; Investment Terms.  Based upon our review of the available information to date and subject to the due diligence examination to be conducted by Investor and its representatives subsequent to the date of this Letter, the Investor will make a $10,000,000.00 investment in Company on the terms and conditions set forth in the Indicative Term Sheet attached hereto as Exhibit A.

3. Closing.  It is expected that the consummation of the Proposed Transaction (the event and date of consummation of the Proposed Transaction are referred to respectively as the “Closing” and the “Closing Date”) will take place within sixty (60) days of the Execution Date, subject to FINRA approval.

PART II – BINDING PROVISIONS

Upon execution by Company of this Letter or counterparts thereof, the following numbered paragraphs set forth in Part II of this Letter (collectively, the “Binding Provisions”) will constitute the legally binding and enforceable agreement between Investor and Company in recognition of the significant cost to be borne by Investor and Company in pursuing the Proposed Transaction and further consideration of their mutual undertakings as to the matters described herein.

4.           Nonbinding Provisions Not Enforceable.  The Nonbinding Provisions set forth in Part I of this Letter do not create or constitute any legally binding obligation between Company and Investor, and neither Company nor Investor shall have any liability to the other party with respect to the Nonbinding Provisions.  If the Definitive Agreement is not prepared, authorized, executed or delivered for any reason, no party to this Letter shall have any liability to any other party to this Letter based upon, arising from, or relating to the Nonbinding Provisions.

5.           No Solicitation; Conduct of Business.  In consideration of the substantial expenditures of time, effort and expenses to be undertaken by Investor in pursuing the Proposed Transaction, Company agrees that during the period commencing on the date this Letter was signed by the Company and ending on the earlier of the Execution Date and the termination of this Letter (the “Subject Period”), neither Company, nor any of its subsidiaries, nor any of its officers, directors, affiliates, employees, representatives or agents shall directly or indirectly solicit, initiate or participate in any way in discussions or negotiations with, or provide any information or assistance to or enter into any agreement with, any person or group of persons (other than Investor) concerning any acquisition of Company or any subsidiary of Company, the issuance of any securities of Company or any subsidiary of Company or any part of the assets or properties of Company or any of its subsidiaries outside the ordinary course of its business, or any merger, consolidation, liquidation, dissolution or similar involving Company or any of its subsidiaries or their assets, or assist in or participate in, facilitate or encourage any efforts or attempts by any other person to do or seek to do any of the foregoing.  Company will promptly inform Investor if it or its subsidiaries is approached with respect to, or otherwise made aware of, any such solicitation, discussions or inquiries.

In addition, during the Subject Period, Company will use commercially reasonable efforts and shall cause its subsidiaries to use commercially reasonable efforts to preserve intact their respective business organizations and the goodwill of customers, suppliers and others having business relations with them.

6.           Non-Circumvention of Business Opportunities or Relationships.  In consideration of the substantial expenditures of time, effort and expenses to be undertaken by Investor in pursuing the Proposed Transaction, Company agrees that, for one (1) year following the execution of this agreement, it will not circumvent COR in any manner, directly or indirectly, for any reason, by using Confidential Information (defined below) in any way that may reasonably be viewed by the COR as detrimental to the best interests of Company.  Nor shall the Company during this period call on, engage, contract with, bargain with, agree to agree, solicit, or attempt to do any of the foregoing, in any manner, directly or indirectly, for any reason, any of the principals in any relationship disclosed by COR, or with any other person with whom Company called or with whom Company became acquainted through the disclosing party (an “Introduced Party”) that may reasonably be viewed by COR as detrimental to the best interests of COR.  Specifically, Company shall not, under any circumstance, without the prior, express written agreement of the COR, directly or indirectly initiate contact with any Introduced Party, whether regarding the Proposed Transaction or any other proposed business dealing or relationship of any kind, or otherwise circumvent, bypass or otherwise deny, limit, evade, equivocate or reduce the interest, profit, share or participation of COR in any relationship of the disclosing party.  Notwithstanding the foregoing, nothing in this paragraph shall be interpreted to limit in any way the ability of Company to hire any employees, brokers or advisors of any Introduced Party in the ordinary course of business.  The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

7.           Access to Books and Records.  During the Subject Period, Company agrees to provide Investor and its authorized representatives with reasonable access to the properties of Company and its subsidiaries upon reasonable prior notice and to make its management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with Investor and its authorized representatives regarding the properties and business of Company and its subsidiaries, and Company agrees to disclose or make available to Investor all books, papers and records relating to the assets, properties, operations, contracts, obligations and liabilities of Company and its subsidiaries, as Investor may from time to time reasonably request.  Investor and its representatives will conduct such investigations and inspections of Company and its subsidiaries in a reasonable and businesslike manner that will be least disruptive to the daily operations of Company and its subsidiaries, and in accordance with law.

8.           Confidentiality.  Investor and Company will, and will cause their respective representatives to, hold in strict confidence and not disclose, without prior written consent of the other party, information (the “Confidential Information”), whether written or oral, that Investor and Company, and their respective representatives, sources of capital, investors, officers, directors, consultants, advisors, agents or affiliates receive or have received from Company and Investor, respectively, or are or were privy to, which is not publicly available, including, without limitations, (a) any information concerning the existence, terms or substance of this Letter, except as may be required by law or regulation, or requested by a regulatory authority and (b) any information obtained by Investor or its representatives in the course of any due diligence of Company or its subsidiaries and affiliates, except as may be required by law or regulation.  This provision will not restrict Investor’s ability to disclose Confidential Information to prospective equity owners or parties providing financing to Investor, provided that such persons agree to restrict any further distribution thereof except as to their representatives, officers, directors, agents or affiliates for use in connection with the Proposed Transaction.  The term “Confidential Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public, (ii) was available on a nonconfidential basis from a source other than Company or Investor, as the case may be, or (iii) was independently acquired or developed without violating any obligations under this Letter.  The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

9.           Publicity.  It is understood that, except as otherwise required by law or regulation, Investor and Company will not make, and they will use their respective best efforts to cause their representatives, officers, directors, agents or affiliates to refrain from making any public disclosure with respect to the execution of this Letter or the transactions contemplated hereby, until such time the parties have executed a Definitive Agreement or such disclosure is determined in good faith to be required by such party under applicable law or regulation.

10.           Expenses.  Each party hereto shall pay its own costs and expenses incurred in connection with the negotiation, preparation of agreements and consummation of the Proposed Transaction, including, but not limited to all fees and expenses of their respective agents, representatives, counsel and accountants.  Notwithstanding the foregoing, the Company shall pay the fees and expenses of Investor’s counsel and of any third party advisor that assists Investor in performing due diligence on the Company, regardless of whether Definitive Agreements are consummated; provided that if Definitive Agreements are not consummated, Company’s indemnification obligation hereunder shall be limited to $100,000.00.  The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

11.           Amendment, Modification or Extension.  The Binding Provisions of this Letter may not be amended, modified, or extended, nor may any of its terms be waived, except by a written instrument signed by all of the parties hereto.

12.           Multiple Counterparts.  For the convenience of the parties hereto, this Letter may be executed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and will be construed as, one and the same.  A telecopy or facsimile transmission of a signed counterpart of this Letter shall be sufficient to bind the party or parties whose signature(s) appear thereon.

13.           Effective Date; Termination.

(a)           The Letter will be effective only if (i) it is executed by Company and (ii) a fully-executed copy of the Letter is returned to Investor on or before 5:00 p.m., Pacific Time, on January 10, 2012.

(b)           This Letter may be terminated by mutual written consent at any time or by written notice of one party to the other if the Definitive Agreement shall not have been executed and delivered by the date sixty (60) days after the date this Letter was signed by Company.  Upon termination of this Letter in accordance with its terms, neither Investor nor Company shall have any further obligation or liability hereunder, except with respect to paragraphs 5, 6, 8, 9 and 10, which shall survive any such termination; provided, however, that the termination of this Letter shall not affect the liability of a party of a breach of any of the Binding Provisions set forth in Part II prior to such termination.  It is understood that this Letter will also terminate upon execution and delivery of the Definitive Agreement.

14.           Certain Representations.  By executing this letter of intent, (i) Company represents and warrants that there are no agreements regarding the issuance of shares of the Company, or a sale, acquisition or merger of Company or other material assets or shares of Company, except for this Letter, and that Company is under no obligation to acquire a material amount of assets from a third party, (ii) that it intends to act in good faith and deal fairly with Investors in negotiating a Definitive Agreement consistent with all the terms outlined in this letter, and (iii) each party represents and warrants that it is duly authorized to execute this Letter, that the Letter has been validly executed and delivered and that the Letter, to the extent provided herein, is a valid and binding obligation of such party enforceable in accordance with its terms, and does not conflict with or violate any agreement with any other person.

*           *           *           *

Given our long history of negotiation, the efforts and resources COR has expended to date without result, and the Company’s approaching debt maturities, the non-binding indication of interest expressed in this Agreement is applicable only until 5:00 p.m., Pacific Time, on January 10, 2012, at which point if we haven’t heard from you we will treat it as withdrawn.

Sincerely,

/s/ Steven Sugarman
Steven Sugarman CEO, COR Securities Holdings, Inc.

Agreed and Accepted:
January  ___, 2012
National Holdings Corporation

By:
Name:
Title:

Cc:          Mark Goldwasser
Leonard J. Sokolow
Frank Plimpton
Michael Whalen, Esq.

EXHIBIT A: INDICATIVE TERM SHEET
January 3, 2012

COR Securities Holdings Inc. and its affiliates or assigns (“COR” or the “Investor”) will invest $10,000,000.00 in National Holdings Corporation (the “Company”) under the terms contained in this term sheet (the “Investment”).

I.	SUMMARY

New Securities Offered:	Newly issued shares of the Company’s Series AA Convertible Preferred Stock (the “Series AA Preferred”)

Total Amount Invested:	$10,000,000 of cash or forgiveness of Company debt

Closing	Definitive agreements no later than sixty (60) days from acceptance of this Letter; Closing as soon thereafter as practicable, subject to FINRA approval.

Number of Shares:	100,000

Purchase Price Per Share:	$100.00 (the “Original Purchase Price”)

Conversion Price:	$0.55 per share of the Company’s common stock (“Common Stock”)

II.	RIGHTS, PREFERENCES, AND PRIVILEGES OF THE SERIES AA PREFERRED

1.	Dividends
The stated face value of each share of Series AA Preferred Stock will, on a quarterly basis, increase at the rate of twelve percent (12%) per annum over the stated value then in effect. Additionally, holders of the Series AA Preferred (the “Series AA Holders”) will be entitled to receive dividends paid on the Common Stock, if any, based on the number of shares of Common Stock into which such holder’s shares of Preferred Stock would be convertible at the time of such dividend. All dividends will be cumulative. Dividends will cease to accumulate in respect of shares of Series AA Preferred Stock on the date they are converted into shares of Common Stock.

2.	Liquidation Preference
In the event of any liquidation or winding up of the Company, the Series AA Holders shall be entitled to receive, in preference to the holders of the Common Stock and to the holders of any other series of preferred stock now existing or hereafter created, an amount equal to the stated value of the Series AA Preferred at that time plus the amount of any accrued, or declared, but unpaid dividends (the “Liquidation Preference”).  After the payment of the Liquidation Preference to the Series AA Holders, the remaining assets shall be distributed ratably to the holders of the other series of preferred stock and/or the Common Stock.  A merger, acquisition, or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed a liquidation.

3.	Redemption
The Company may redeem for cash all or any part of the outstanding Series AA Preferred at any time at or after two (2) years from the Closing, subject to a sixty (60) day Investor right to convert the Series AA Preferred into shares of Common Stock pursuant to Item 4 below in lieu of being redeemed.  Such redemption shall be at a purchase price equal to the stated value of the Series AA Preferred at that time plus accrued and unpaid dividends.

4.	Conversion
The Series AA Preferred shall convert to Common Stock at the election of the Investor at any time.  The initial conversion price shall be set such that $0.55 of stated value of the Series AA Preferred converts into one (1) share of Common Stock.

5.	Anti-Dilution Provisions
The Conversion Price of the Series AA Preferred will be subject to a full-ratchet adjustment in the event that the Company issues additional equity securities (including warrants, options or convertible securities) at an effective purchase price less than the applicable Conversion Price.  The Conversion Price will also be subject to proportional adjustment for stock splits, stock dividends, recapitalizations, and the like.

6.	Voting Rights
The Series AA Preferred will vote on an as-converted basis together with the Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law.  Each share of Series AA Preferred shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series AA Preferred.

7.	Protective Provisions
The consent of the holders of a majority of the Series AA Preferred shall be required for any action beginning on the Execution Date that (i) alters or changes the rights, preferences, or privileges of the Series AA Preferred; (ii) increases or decreases the authorized number of shares of Series AA Preferred; (iii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences, or privileges senior or pari passu to those of the Series AA Preferred or any new indebtedness; (iv) results in the redemption of any shares of Common Stock (other than pursuant to employee agreements); (v) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of the Company are sold or exclusively licensed; (vi) amends or waives any provision of the Company's Certificate of Incorporation or Bylaws; (vii) results in the payment or declaration of any dividend on any shares of Common or Preferred Stock; (viii) increases or decreases the authorized size of the Company's board; or (ix) results in the payment or declaration of any dividend on any Common Stock or Series AA Preferred.

8.	Registration Rights
The Investor will have demand, piggyback and S-3 registration rights with respect to the Series AA Preferred and the Common Stock issued upon conversion of the Series AA Preferred, with expenses payable by the Company.  The registration rights shall be attached to and shall transfer with any transfer of at least 10,000 shares of Series AA Preferred.

9.	Purchase Agreement
The Investment shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to the Company and the Investor, which agreement shall contain, among other things, appropriate representations and warranties of the Company, covenants of the Company reflecting the provisions set forth herein, and appropriate conditions of closing, including an opinion of counsel for the Company.

III.	OTHER MATTERS

10.	Warrants
At Closing, the Investor shall receive a warrant to purchase 18,181,818 shares of the Company’s Common Stock (the “Initial Warrant”).  The Initial Warrant shall initially be exercisable for Common Stock at $0.55 per share.  The Initial Warrant shall contain a cashless exercise feature and full-ratchet dilution protection.  Upon the conversion of the Investor’s Series AA Preferred Stock under Item 4 above, (i) the Investor shall receive an additional five year warrant similar in all material respects to the Initial Warrant (the “True-Up Warrant”) to purchase the Company’s Common Stock for such number of shares equal to the total number of shares the Series AA Preferred Stock have been converted into in excess of 18,181,818 shares and (ii) the exercise price of both the Initial Warrant and the True-Up Warrant shall be reduced by $0.05.  Each of the Initial Warrant and the True-Up Warrant shall be exercisable from issuance to the date that is five (5) years from theredemption or conversion of the Series AA Preferred.

11.	Closing Fee
At the Closing, the Company shall pay to COR in cash a closing fee equal to $300,000.

12.	Board Composition
The Company shall use its best efforts to ensure that the composition of the Board of Directors at Closing shall comply with NASDAQ listing requirements, that the number of Directors shall not exceed nine (9), and that COR shall have the right to appoint five (5) members to the Board, three (3) of whom shall qualify as “Independent Directors” under NASDAQ listing rules.  In the event the Company is unable to meet the board composition condition described above without defaulting on its obligations to any party related to board composition, roles and nominations, it shall be a condition to Closing that the Company increase the size of the Board of Directors to N members, where COR names ½N+1 members, of whom a majority shall be independent, and there is no default of the Company’s obligations to any party related to board composition, roles and nominations.

13.	Conditions Precedent
The obligation of Investor to make the Investment is subject, among other things, to (i) satisfactory completion of a due diligence investigation of the Company, (ii) satisfactory review of the Company's compensation programs and stock allocation and vesting arrangements for officers, key employees, and others, and elimination of all existing employment agreements, (iii) negotiation of employment agreements with certain key executives in form and substance satisfactory to COR, , (iii) the effectuation of the changes to the Company’s Board of Directors described herein, (iv) the execution of definitive stock purchase agreements and other documentation between and among (and acceptable to) the Investor and the Company, including various representations and warranties, (v) the obtaining of all requisite consents to the transaction (including by the Company’s senior lender and FINRA), (vi) confirmation that neither the Company or its subsidiaries has incurred new debt or entered into, modified or extended any material contract without the consent of COR, and (vii) the receipt of an opinion of counsel to the Company in form and substance acceptable to the Investor.